UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	March 27, 2014	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED BY THE BOARD

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Pursuant to the articles of association (the “Articles”) and the rules for the meeting of board of directors (董事會議事規則) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the Chairman, the 2014 second regular meeting (the “Meeting”) of the board of directors (the “Board”) of the Company was held on 26 March 2014 at Shanghai International Airport Hotel.

Mr. Liu Shaoyong, the Chairman; Mr. Ma Xulun, the Vice Chairman; Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Li Yangmin and Mr. Tang Bing, the directors of the Company (the “Directors”); and Mr. Sandy Ke-Yaw Liu, Mr. Ji Weidong, Mr. Shao Ruiqing, Mr. Li Ruoshan and Mr. Ma Weihua, the independent non-executive Directors, were present at the Meeting.

The Directors present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

Mr. Ba Shengji, Mr. Yan Taisheng and Mr. Feng Jinxiong, as the supervisors of the Company, as well as certain senior management personnels of the Company also attended the Meeting.

The number of Directors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China (the “PRC”) and the Articles. As such, the Meeting was legally and validly convened and held.

The Meeting was chaired by the Chairman, Mr. Liu Shaoyong. The Directors present at the Meeting considered and unanimously passed the following resolutions:

1.	Considered and approved the 2013 financial statements of the Company, and decided to submit this proposal to the 2013 annual general meeting of the Company (the “2013 AGM”) for consideration and approval.

2.	Considered and approved the 2013 profit distribution proposal of the Company, and decided to submit the same to the 2013 AGM for consideration and approval, details of which are set out as follows:

As audited by Ernst & Young Hua Ming LLP (安永華明會計師事務所) and prepared in accordance with the PRC accounting standards, the net profit attributable to parent company for the year 2013 was RMB0.933 billion, and the accumulated loss as at 31 December 2013 was RMB2.258 billion. As audited by Ernst & Young and prepared in accordance with the International Financial Reporting Standards, the net profit attributable to parent company for the year 2013 was RMB0.832 billion, and the accumulated loss as at 31 December 2013 was RMB2.558 billion. In accordance with the relevant regulations, the Company shall make good its losses incurred in previous years with its profit for the year before any profit distribution to the shareholders of the Company. Although the Company recorded profit for the year, the accumulated profit attributable to the parent company as at the end of 2013 was still negative as it incurred significant loss in previous years. As such, considering the fact that the Company is currently not qualified to distribute profit under the Company Law and the Articles, it is proposed that no profit shall be distributed in respect of the year 2013 and no share capital of the Company shall be increased through capitalization of its capital reserve.

3.	Considered and approved the proposal of general mandate to authorise the Board to issue corporate bonds and decided to submit the proposal to the 2013 AGM for consideration and approval. Please refer to Appendix 1 to this announcement for details of the Company’s general mandate to issue bonds.

4.	Considered and approved the proposal of the Company’s issue of super short-term commercial paper (“SCP”).

Agreed to continue with the issue of SCP during the validity period (i.e. by 31 August 2014) initially approved by the National Association of Financial Market Institutional Investors in an amount not exceeding RMB10 billion. The term of the SCP shall not exceed 270 days and the SCP shall be issued in tranches on a rolling basis.

Agreed to apply again for registration to the National Association of Financial Market Institutional Investors of issuing SCP in an amount not exceeding RMB20 billion subject to the approval by the Board at the Meeting. The term of the SCP shall not exceed 270 days and the SCP shall be issued in tranches on a rolling basis.

If the Company has completed the registration to the National Association of Financial Market Institutional Investors to issue bonds within the validity period of the general mandate granted at the 2012 annual general meeting of the Company (the “2012 Mandate”), then the Company may complete the issue of such SCP within the validity period of the registration.

If the Company fails to complete the registration within the validity period of 2012 Mandate, then it is proposed to continue to authorise the Company to apply for registration to the National Association of Financial Market Institutional Investors regarding the SCP issue involved in this resolution, subject to the approval of the proposal regarding granting the general mandate to the Company at the 2013 AGM to issue bonds. The Company shall complete the issue of such SCP within the validity period of the registration.

Agreed to authorise the Chairman and/or the Vice Chairman of the Company to handle the issues regarding the above two SCP issuance, including but not limited to any matters related to the issue, such as determining the actual issue size and the interest rates or the formula for determining the interest rates, timing of the issue, maturity, rating arrangement, use of proceeds and underwriting arrangement of the issue, etc..

The Company will comply with the information disclosure requirements pursuant to listing rules of the relevant stock exchange once there is further progress in connection with the issue of SCP by the Company.

5.	Considered and approved the proposal for appointment of auditors for the year 2014 domestic and international financial reports and decided to submit the proposal to the 2013 AGM for consideration and approval.

Agreed to appoint Ernst & Young Huaming LLP as the auditors for the Company’s 2014 domestic financial report and appoint Ernst & Young as the auditors for the Company’s 2014 international (including Hong Kong and the US) financial reports, and proposed to the general meeting of the Company to authorise the Board to determine the remuneration of the auditors.

6.	Considered and approved the proposal for the appointment of the Company’s internal control auditors for the year 2014, and decided to submit this proposal to the 2013 AGM for consideration and approval.

Agreed to appoint Ernst & Young Huaming LLP as the internal control auditors of the Company for the year 2014 and proposed to the general meeting of the Company to authorise the Board to determine the remuneration of the internal control auditors.

7.	Considered and approved the self-assessment report in respect of internal control for the year 2013 submitted by the Board.

Agreed on the self-assessment report in respect of internal control for the year 2013 submitted by the Board.

Please refer to the website of the Shanghai Stock Exchange for the full text of the Company’s self-assessment report in respect of internal control at http://www.sse.com.cn.

8.	Considered and approved the proposal of capital increase to Eastern Air Group Finance Company Limited.

Agreed to inject share capital of RMB375 million into Eastern Air Group Finance Company Limited based on the exiting shareholding structure and proportion, and to authorise the President of the Company to implement the same. Upon signing of the capital increase agreement, the Company will comply with the information disclosure requirements pursuant to listing rules of the relevant stock exchange.

9.	Considered and approved the full text of the 2013 annual report and its summary (A share) and 2013 annual results announcement (H share) of the Company, and decided to publish the same online together with the 2013 financial statements as considered and approved pursuant to the Resolution 1 above in both Hong Kong and Shanghai on 26 March 2014; agreed to submit the report of Directors as contained in the annual report to the 2013 AGM for consideration.

Considered and approved the 2013 Status Report on Deposit and Use of Proceeds (《2013年度募集資金存放與使用情況的專項報告》) of the Company and agreed to disclose the same online on 26 March 2014.

10.	Considered and approved the proposal on the granting of a general mandate to the Board in respect of issue of the shares of the Company, and decided to submit this proposal to the 2013 AGM for consideration. Please refer to Appendix 2 for details of the Company’s general mandate to issue shares.

11.	Considered and approved the proposal on amendments to parts of the terms of the Articles and decided to submit this proposal to the 2013 AGM for consideration.

For details, please refer to the disclosures in the announcement regarding the proposed amendments to the Articles (《修改公司章程公告》) on the same date.

12.	Considered and approved the proposal of convening 2013 AGM.

Agreed to convene the 2013 AGM in June 2014 by the Company and authorise the Chairman to issue the notice of 2013 AGM.

13.	Considered and approved the social responsibility report of the Company.

Please refer to the website of the Shanghai Stock Exchange at http://www.sse.com.cn for the full text.

14.	Considered and approved the annual review report of the independent Directors and decided to report to the shareholders of the Company at the 2013 AGM.

Please refer to the website of the Shanghai Stock Exchange at http://www.sse.com.cn for the full text.

By order of the Board
China Eastern Airlines Corporation Limited
Wang Jian
Joint Company Secretary

As at the date of this announcement, the Directors are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)
Ma Weihua	(Independent non-executive Director)

Shanghai, the People’s Republic of China

26 March 2014

APPENDIX 1

GENERAL MANDATE TO ISSUE BONDS

Details of the general mandate to be granted to the Directors to issue bonds, which is to be submitted to the meeting of the shareholders of the Company (the “Shareholders”) for consideration are as follows:

It was agreed that the Board may issue debt instruments in one tranche or multiple tranches, within the cap amount of issuance stipulated under applicable laws, subject to the general and unconditional mandate to be obtained from the Shareholders:

1.	Debt instruments shall include but not be limited to corporate bonds, super short-term commercial paper, short-term commercial paper, mid-term notes, offshore Renminbi bonds or US dollar bonds. However, bonds to be issued or debt instruments to be issued under this mandate shall not include bonds which are convertible into shares of the Company.

2.	Issuer: The Company and/or its wholly or non-wholly owned subsidiaries. The exact issuer shall be determined by the Board based on the needs in the particular issuance.

3.	Issue size: Debt instruments shall be issued under this mandate within the cap amount of bond issuance stipulated under applicable laws, subject to the outstanding amount of each type of debt instrument. The actual size of issue shall be determined by the Board based on funding requirements and market conditions.

4.	Maturity and class of issue: Not more than 15 years in the form of a uniform maturity date or a bond portfolio with several maturity dates. The actual composition of maturity and the size of each class of the bonds shall be determined by the Board based on relevant requirements and market conditions.

5.	Use of proceeds: It is expected that the proceeds from such issuance shall be used for purposes in compliance with laws and regulations, including satisfying the production and operation needs of the Company, adjusting debt structure, supplementing working funds and/or project investment. Details of the use of proceeds shall be determined by the Board based on funding requirements.

6.	Valid term of mandate: One year from the approval of this resolution by the Shareholders in a general meeting of the Company.

If the Board and/or its delegate(s) has decided to proceed with issuance(s) within the valid term of the mandate, and the Company has obtained issuance approval, permission or registration from regulatory bodies within the valid term of the mandate, the Company may complete the relevant issuance within the valid term confirmed under any of such approval, permission or registration.

7.	Authorisation to be granted to the Board

It is proposed at the Shareholders’ meeting that an authorisation be granted generally and unconditionally to the Board, based on the specific needs of the Company and other market conditions:

(1)	To determine the issuer, type, specific class, specific terms, conditions and other matters, including but not limited to the actual issue size, the actual total amount, currency, issue price, interest rates or the formula for determining the interest rates, place of issuance, timing of the issue, maturity, whether or not to issue in tranches and the number of tranches, whether to set buyback and redemption clauses, rating arrangements, guarantees, due dates for principal and interest payments, use of proceeds, underwriting arrangements and all matters relating to the issue.

(2)	To take all such acts and steps as considered to be necessary and incidental to this issuance, including but not limited to the engagement of intermediary(ies) to represent the Company in application to relevant regulatory bodies for approval, registration, filing etc. in relation to this issuance, sign all necessary legal documents for this issuance, and handle other matters in relation to the issuance, arrangement of principal and interest payments within the duration of the bonds, and trading and listing.

(3)	To approve, confirm and ratify the acts and steps stated above taken in connection with the issuance.

(4)	To make corresponding adjustments to the detailed plan of the issue of the bonds and other relevant matters within the scope of the mandate to be granted to the Board in accordance with opinions of regulatory authorities or the existing market conditions, in the event of any changes in the policy of regulatory authorities on the issue of bonds or any changes in market conditions, save for the matters that are subject to Shareholders’ re-voting at the Shareholders’ meeting under relevant laws, regulations and the articles of association of China Eastern Airlines Corporation Limited;

(5)	To determine and handle, upon completion of the issuance, matters in relation to the listing of the debt instruments which have been issued.

(6)	To approve, sign and distribute announcements and circulars in relation to this issuance and disclose relevant information, pursuant to the governing rules applicable at the place of listing of the Company.

(7)	To adjust the currency structure and interest rate structure of the bonds based on the market conditions within the duration of the bonds.

APPENDIX 2

GENERAL MANDATE TO ISSUE SHARES

Details of the general mandate to be granted to the Directors to issue shares, which is to be submitted to the Shareholders’ meeting for consideration are as follows:

(a)	the Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with the domestic shares (“A Shares”) and the overseas listed foreign shares (“H Shares”) of the Company, and to make offers, enter into agreements or grant options in respect thereof, subject to the following conditions:

(i)	such mandate shall not extend beyond the Relevant Period save that if the Board during the Relevant Period makes the issuance resolutions, such issuance may complete beyond the Relevant Period after obtaining all necessary approvals from relevant PRC government authorities by the Company which may take longer time than the Relevant Period;

(ii)	the number of the A Shares and H Shares approved by the Board to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not, respectively, exceed 20% of the existing A Shares and H Shares as at the time of approval of this resolution by the Shareholders; and

(iii)	the Board will only exercise such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (each as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and the Company will complete such issuance only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

(b)	for the purposes of this special resolution:

“Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this special resolution;

(ii)	the expiration of the 12-month period following the passing of this special resolution; and

(iii)	the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the Shareholders in a general meeting.

(c)	contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorised to increase the registered capital of the Company to reflect the number of shares authorised to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the Articles as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete the formalities required to effect the separate or concurrent issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.

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